UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Harte Hanks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

416196202

(CUSIP Number)

GREG LEMPEL

1177 West Loop South, Suite 1625

Houston, Texas 77027

713-482-2196

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 499,699
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 499,699
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 499,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 499,699
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 499,699
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 499,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 499,699
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 499,699
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 499,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 499,699
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 499,699
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 499,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 499,699
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 499,699
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 499,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,000
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 521,699
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 521,699
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 499,699 Shares held directly by BLR Partners is approximately $5,142,273, including brokerage commissions. The aggregate purchase price of the 22,000 Shares held directly by Radoff Foundation is approximately $218,036, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented and superseded, as the case may be, as follows:

This Amendment No. 2 is being filed to report acquisitions of beneficial ownership of Shares in an amount equal to one percent or more of the Issuer’s outstanding Shares since the previous Schedule 13D amendment. The disclosure in Item 5(c) below regarding transactions in Shares effected during the previous 60 days is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 6,256,504 Shares outstanding as of April 15, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2018.

A.	BLR Partners

(a)	As of the close of business on May 10, 2018, BLR Partners beneficially owned 499,699 Shares.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 499,699

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 499,699

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in Shares by BLR Partners during the previous 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 499,699 Shares beneficially owned by BLR Partners.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 499,699

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 499,699

4. Shared power to dispose or direct the disposition: 0

(c)	BLRPart GP has not entered into any transactions in Shares during the previous 60 days. The transactions in Shares on behalf of BLR Partners during the previous 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 499,699 Shares beneficially owned by BLR Partners.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 499,699

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 499,699

4. Shared power to dispose or direct the disposition: 0

(c)	BLRGP has not entered into any transactions in Shares during the previous 60 days. The transactions in Shares on behalf of BLR Partners during the previous 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 499,699 Shares beneficially owned by BLR Partners.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 499,699

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 499,699

4. Shared power to dispose or direct the disposition: 0

(c)	Fondren Management has not entered into any transactions in Shares during the previous 60 days. The transactions in Shares on behalf of BLR Partners during the previous 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 499,699 Shares beneficially owned by BLR Partners.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 499,699

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 499,699

4. Shared power to dispose or direct the disposition: 0

(c)	FMLP has not entered into any transactions in Shares during the previous 60 days. The transactions in Shares on behalf of BLR Partners during the previous 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Radoff Foundation

(a)	As of the close of business on May 10, 2018, Radoff Foundation beneficially owned 22,000 Shares.

Percentage: Approximately 0.4%

(b)	1. Sole power to vote or direct vote: 22,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 22,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in Shares by Radoff Foundation during the previous 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Radoff

(a)	Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 499,699 Shares beneficially owned by BLR Partners and (ii) 22,000 Shares beneficially owned by Radoff Foundation.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 521,699

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 521,699

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Radoff has not entered into any transactions in Shares during the previous 60 days. The transactions in Shares on behalf of BLR Partners and Radoff Foundation during the previous 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, Shares.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2018

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Director

/s/ Bradley L. Radoff
Bradley L. Radoff

SCHEDULE A

The following tables sets forth all transactions by the Reporting Persons with respect to Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 10, 2018. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale
BLR PARTNERS LP
Purchase of Shares	2,260	8.714	3/15/2018
Purchase of Shares	2,000	9.120	3/19/2018
Purchase of Shares	1,000	9.564	3/20/2018
Purchase of Shares	1,100	9.510	3/22/2018
Purchase of Shares	4,762	9.403	3/23/2018
Purchase of Shares	338	9.348	3/26/2018
Purchase of Shares	500	9.140	3/28/2018
Purchase of Shares	4,000	9.113	4/2/2018
Purchase of Shares	2,000	9.223	4/3/2018
Purchase of Shares	1,503	9.334	4/4/2018
Purchase of Shares	239	9.263	4/5/2018
Purchase of Shares	874	9.316	4/6/2018
Purchase of Shares	2,521	9.517	4/9/2018
Purchase of Shares	200	9.735	4/10/2018
Purchase of Shares	6,563	9.620	4/16/2018
Purchase of Shares	600	9.670	4/18/2018
Purchase of Shares	200	9.500	4/23/2018
Purchase of Shares	100	9.650	4/24/2018
Purchase of Shares	600	9.340	4/25/2018
Purchase of Shares	100	9.390	4/27/2018
Purchase of Shares	900	8.997	5/1/2018
Purchase of Shares	500	9.004	5/2/2018
Purchase of Shares	200	9.040	5/4/2018
Purchase of Shares	13,799	9.745	5/10/2018

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale
THE RADOFF FAMILY FOUNDATION
Purchase of Shares	4,000	8.785	3/16/2018